Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China

September 20, 2019

VIA EDGAR

Mr. Adam Phippen, Staff Accountant

Ms. Donna Di Silvio, Staff Accountant

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Jumei International Holding Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 30, 2019 Response Dated September 17, 2019 File No. 001-36442

Dear Mr. Phippen and Ms. Di Silvio:

This letter sets forth the Company’s response to the comment contained in the letter dated September 18, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”) and Company’s response dated September 17, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Consolidated Statements of Comprehensive Income/(Loss), page F-7

1.	We reviewed your response to comment 1. In future filings, please revise note 18(b) to disclose where this 2018 legal contingency expense is classified in your fiscal 2018 consolidated statement of comprehensive income.

We acknowledge the Staff’s comment and will disclose where the legal contingency expense is classified in the consolidated statement of comprehensive income in future filings.

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If you have any additional questions or comments regarding the 2018 Form 20-F, please contact the undersigned at leochen@jumei.com or +8610-56766918.

Very truly yours,

/s/ Leo Ou Chen
Leo Ou Chen
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Kang Li, Partner, Ernst & Young Hua Ming LLP